Filed Pursuant to Rule 253(g)(2)

File - 024-11754

Supplement No.23 to Offering Circular dated March 17, 2023

Cityfunds I, LLC

1315 Manufacturing Street

Dallas, TX 75204

972-445-7320

Best Efforts Offering of Membership Interests

This Offering Circular Supplement No. 23 (the “Supplement”) relates to the Offering Circular of Cityfunds I, LLC (the “Company”, “we”, “our”, or “us”), relating to the Company’s public offering under Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is offering membership interests of each individual series of Cityfunds I, LLC on a “best efforts” basis.

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this supplement is to disclose that we have commenced the Denver-02 Rewards Program (the “Rewards Program”) and are offering reward membership interests (“Reward Interest”, “Reward Interests”. “Reward”, or “Rewards”). The Denver-02 Rewards Program is available to all new and existing investors and is being offered through the Cityfunds by Nada App and the Company Website.

Rewards Program

Commencing on May 16, 2024, investors can make a Qualifying Investment or Qualifying Investments during the Qualifying Period to qualify for the Reward under the Denver-02 Rewards Program.

The “Qualifying Period” for this Program begins at 12:00 am CST on Thursday, May 16, 2024 and continues until 11:59 pm CST on Wednesday, May 29, 2024.

To qualify for the Reward Tier 1 (“Reward Tier 1”, “Tier 1”) under this Rewards Program, investors need to make a “Qualifying Investment” or “Qualifying Investments” during the Qualifying Period in a total minimum amount of $500.00 in Series #Denver of Cityfunds I, LLC to receive 2 Series #Denver Reward Interests. To qualify for the Reward Tier 2 (“Reward Tier 2”, “Tier 2”) under this Rewards Program, investors need to make a “Qualifying Investment” or “Qualifying Investments” during the Qualifying Period in a total minimum amount of $5,000.00 in Series #Denver of Cityfunds I, LLC to receive 25 Series #Denver Reward Interests. Investors can only participate in a single Reward Tier and are ineligible to participate in multiple Reward Tiers. Rewards will be determined at the end of the Qualifying Period by adding the total amount of an investor’s investments in Series #Denver of Cityfunds I, LLC to determine if they have made Qualifying Investments in the Series #Denver of Cityfunds I, LLC to receive the Reward. Investors that make a Qualifying Investment or Qualifying Investments are eligible for only a single Reward Tier; either Reward Tier 1 in which the investor may earn 2 Reward Interests, or the Reward Tier 2 in which the investor may earn 25 Reward Interests.

Below are certain example scenarios of investments during the Qualifying Period which reference whether or not an investment or investments is considered to be a Qualifying Investment or Qualifying Investments in order to receive the Reward or Rewards.

Example 1 – During the Qualifying Period, if an investor makes a $500 investment in Series #Denver, the investor is entitled to earn 2 Series #Denver Reward Interests. The investor qualified for the Reward Tier 1 and earned 2 Series #Denver Reward Interests by making a Qualifying Investment during the Qualifying Period in the amount of $500. All Rewards are earned in Series membership interests

Example 2 – During the Qualifying Period, if an investor makes a $5,000 investment in Series #Denver, the investor is entitled to earn 25 Series #Denver Reward Interests The investor qualified for the Reward Tier 2 and earned 25 Series Denver Reward Interests by making a Qualifying Investment during the Qualifying Period in the amount of $5,000.00. All Rewards are earned in Series membership interests.

Example 3 – During the Qualifying Period, if an investor makes a $500 investment in Series #Denver, and a second investment in Series #Denver in the amount of $4,500 for a total amount of $5,000, the investor is entitled to earn 25 Series #Denver Reward Interests. The investor qualified for the Reward Tier 2 and earned 25 Series #Denver reward interests by making a Qualifying Investments during the Qualifying Period in the total amount of $5,000. All Rewards are earned in Series membership interests

Only Qualifying Investments made through the Cityfunds by Nada App or Company Website are eligible for the Reward. The investment or investments must be ordered and processed through the Cityfunds by Nada App or Website; investments made through a platform other than the Cityfunds by Nada App or Website are not eligible to receive the Reward through this promotion.

In order to receive the Reward, a Cityfunds by Nada investor must make a Qualifying Investment or Qualifying Investments according to the terms defined in the section above. In order to qualify for the Reward, investments must be ordered through the Cityfunds by Nada App or Website by 11:59 pm CST on May 29, 2024 (the “Qualifying Period”). The Reward will not be processed until sixty (60) days after the Qualifying Investments are marked as “settled” and the funds successfully placed in escrow. The Reward is not contingent on your investment settling during the Qualifying Period as long as the investment is placed through the Cityfunds by Nada App or Website during the Qualifying Period. We reserve the right to reverse any Rewards distributed to investors if their investment payment fails for any reason.

The Rewards Program is non-dilutive to the current offering. All Reward Interests are purchased by Nada Holdings, Inc, of which the Manager of Cityfunds I, LLC is a subsidiary to. These purchased Reward Interests are issued directly to the investor’s portfolio accounts that qualified for the Reward.

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 9 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 23 to Offering Circular is May 16, 2024.